AdvancePierre Foods Holdings, Inc.

9987 Carver Road

Blue Ash, Ohio 45242

May 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AdvancePierre Foods Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-217158)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AdvancePierre Foods Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-217158), together with all exhibits thereto (the “Registration Statement”), filed with the Commission on April 5, 2017, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527.

Very truly yours,

AdvancePierre Foods Holdings, Inc.

By:	/s/ Michael B. Sims
Name:	Michael B. Sims
Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	AdvancePierre Foods Holdings, Inc.

John N. Simons, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

Jeffrey H. Cohen, Esq.

Gregg A. Noel, Esq.

Jonathan Ko, Esq.